

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

January 16, 2009

Tian Jia
Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview # 115B
Houston, Texas 77057

> **Re:** **Item 4.02 Forms 8-K and 8-K/A**
> **Filed: November 12, 2008 and December 23, 2008**
> **Re:** **Form 10-Q/A**
> **Filed: November 24, 2008 and January 14, 2009**
> **File No. 333-153182**

Dear Ms. Jia:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief